Exhibit 21

Subsidiary	Place of Organization
Diamond Management & Technology Consultants NA, Inc.	Illinois, USA
Diamond Management & Technology Consultants Pvt. Ltd.	India
Diamond Management & Technology Consultants Limited	United Kingdom
Diamond Partners Limited	United Kingdom